                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT 1934


/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] For the fiscal year ended December 31, 1995.

                                       OR

/   /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]. For the transition period from
         to         .

Commission File No.  1-7623

                    THE GENOVESE RETIREMENT AND SAVINGS PLAN
                                  (the "Plan")

- --------------------------------------------------------------------------------
                            (Full title of the Plan)

GENOVESE DRUG STORES, INC., 80 Marcus Drive, Melville, New York  11747
(Name of Issuer of the securities held pursuant to the Plan and the address of its executive office)


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                              REQUIRED INFORMATION

Audited financial statements for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A) The following financial statements are filed as part of this annual report and appear immediately after the signature page hereof:

       1) Statements of Assets Available for Plan Benefits - December 31, 1995 and December 31, 1994.

       2) Statements of Changes in Assets Available for Plan Benefits - December 31, 1995 and December 31, 1994.

B)     The following exhibit is filed as part of this annual report:

       Exhibit No. 23 ...... Consent of Independent Auditors




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                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                           THE GENOVESE RETIREMENT
                                           AND SAVINGS PLAN


Date:  June 21, 1996                       By: /s/ Gene L. Wexler
                                               -------------------------------
                                                   Gene L. Wexler
                                                   Member - Administrative
                                                   Committee




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[DELOITTE & TOUCHE LLP LETTERHEAD]




INDEPENDENT AUDITORS' REPORT

The Genovese Retirement and Savings Plan Committee:

We have audited the accompanying statements of assets available for plan benefits of The Genovese Retirement and Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

June 17, 1996

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN
- --------------------------------------------------------------------------------


TABLE OF CONTENTS
- --------------------------------------------------------------------------------

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995
  AND 1994 AND FOR THE YEARS THEN ENDED:                                EXHIBIT
                                                                        -------
   Statements of Assets Available for Plan Benefits                         A

   Statements of Changes in Assets Available for Plan Benefits              B

   Notes to Financial Statements                                            C






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
                                                                       EXHIBIT A

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN
- --------------------------------------------------------------------------------

STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

                                                     1995             1994
                                                     ----             ----
ASSETS:
Investments - at quoted market value (Note 5)     $12,573,994       $9,168,296
Loans receivable from participants                    412,710          281,735
Employee contributions receivable                     210,923          189,189
Employer contributions receivable                      30,445           26,486
Cash                                                      945              506
                                                  -----------       ----------
ASSETS AVAILABLE FOR BENEFITS                     $13,229,017       $9,666,212
                                                  ===========       ==========




See notes to financial statements.





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
                                                                       EXHIBIT B

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN
- --------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

                                         1995          1994
                                         ----          ----
EMPLOYEE CONTRIBUTIONS                $ 2,770,919    $2,456,238

EMPLOYER CONTRIBUTIONS                    367,355       343,461

DIVIDEND AND INTEREST INCOME              667,924       437,588

APPRECIATION (DEPRECIATION) IN FAIR
 VALUE OF ASSETS (NOTE 5)                 736,223       (75,036)
                                      -----------    ----------

     Total additions                    4,542,421     3,162,251

PAYMENTS TO RETIRED AND TERMINATED
 PARTICIPANTS AND WITHDRAWALS            (979,616)     (816,802)
                                      -----------    ----------

INCREASE IN NET ASSETS                  3,562,805     2,345,449

ASSETS AVAILABLE FOR PLAN BENEFITS:

 Beginning of year                      9,666,212     7,320,763
                                      -----------    ----------

 End of year                          $13,229,017    $9,666,212
                                      ===========    ==========





See notes to financial statements.

                                                                       EXHIBIT C

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN
- --------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

    1. PLAN DESCRIPTION

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

       a. GENERAL - Genovese Drug Stores, Inc. (the "Employer") provides a retirement and savings plan for substantially all of its employees. The Plan is a defined contribution plan.

          The Plan is available to all employees who have attained age 21 and have completed one year of service. The normal retirement date under the Plan is the Employer's year-end date following the member's sixty-fifth birthday. Early retirements are permitted up to five years before the normal retirement date. Retirement benefits are reduced to the amount vested at that time.

       b. CONTRIBUTIONS - Employees can elect to contribute up to 15 percent of their weekly gross salary, limited to maximum contribution amounts established annually by the Internal Revenue Service. The Employer's contribution is made on a monthly basis and is determined by the Company's management. The contribution may consist of up to $.50 on each dollar that an employee contributes up to two percent of an employee's annual earning, as defined. Contributions may be made in cash or in shares of the Employer's Stock at the discretion of the Company's management.

       c. VESTING - Employees have immediate vesting in their own contributions and the accumulated earnings thereon. Employer contributions and earnings thereon become 20 percent vested to members who are credited with one year of service as defined by the Plan. Vesting increases 20 percent for each of the next four years, with full vesting after five years of service.

    2. SIGNIFICANT ACCOUNTING POLICIES

       a. BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

       b. VALUATION OF INVESTMENTS - Investments are carried at quoted market value. The increase in unrealized appreciation represents the changes in the quoted market value of the investments.

       Security transactions are recorded as of the trade date, realized gains and losses are based on average cost, and dividends are recorded when declared.

    3. PLAN TERMINATION POLICIES

       The Employer intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated, the interests of the participants would become fully vested and nonforfeitable.


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
    4. FEDERAL INCOME TAXES

       The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and to be tax exempt under Section 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated October 12, 1993.

    5. INVESTMENTS

       Investments at December 31, 1995 consisted of the following:

                  DESCRIPTION                    COST            FAIR VALUE
         -----------------------------       -----------         ----------
         Dreyfus Trust Company -
           Capital Preservation Fund         $ 6,796,709         $ 6,796,709
         Dreyfus Trust Company -
           Balanced Fund                       1,390,841           1,524,135
         Dreyfus Trust Company -
           New Leaders Fund                    1,491,746           1,602,759
         Dreyfus Trust Company -
           Appreciation Fund                   1,199,792           1,541,214
         Genovese Drug Stores, Inc. -
           Class A Common Stock                  972,876           1,109,177
                                             -----------         -----------

                                             $11,851,964         $12,573,994
                                             ===========         ===========





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
Activities in the various investment funds during the year ended December 31, 1995 were as follows:


                                                                                                        GENOVESE
                                                                                                          DRUG
                                                    DREYFUS                   DREYFUS                    STORES,
                                                    CAPITAL      DREYFUS        NEW       DREYFUS          INC.
                                                 PRESERVATION    BALANCED     LEADERS  APPRECIATION      CLASS A
                                                     FUND          FUND        FUND        FUND           STOCK
                                                 ------------    --------     -------  ------------     --------
ADDITIONS TO ASSETS:
   Employee contributions                          $1,212,795  $  442,341  $  440,613  $  410,549     $  242,887
   Employer contributions                             173,395      54,228      52,608      50,691         32,474
   Dividend and interest income                       376,559     120,608     128,606      29,000         13,151
   Appreciation (depreciation) in fair value
      of assets                                          --       139,225     186,419     337,599         72,980
   Loan repayments                                    122,029      17,620      20,365      15,808          6,422
   Transfers in                                        73,776      69,207     123,027      77,949        106,376
                                                   ----------  ----------  ----------  ----------     ----------

   Total additions                                  1,958,554     843,229     951,638     921,596        474,290

DEDUCTIONS FROM ASSETS:
   Payments to retired and terminated
      participants and withdrawals                    583,275     108,395     106,696     124,029         39,031
   Loans issued                                       197,852      35,049      65,980      30,743          1,785
   Transfers out                                      316,267      44,993      38,514      28,858         22,142
                                                   ----------  ----------  ----------  ----------     ----------

NET ADDITIONS                                         861,160     654,792     740,448     737,966        411,332

ASSETS AVAILABLE FOR PLAN
    BENEFITS,
   Beginning of year                                5,935,549     869,343     862,311     803,248        697,845
                                                   ----------  ----------  ----------  ----------     ----------

   End of year                                     $6,796,709  $1,524,135  $1,602,759  $1,541,214     $1,109,177
                                                   ==========  ==========  ==========  ==========     ==========

Activities in the various investment funds during the year ended December 31, 1994 were as follows:


                                                                                                        GENOVESE
                                                                                                          DRUG
                                                    DREYFUS                   DREYFUS                    STORES,
                                                    CAPITAL      DREYFUS        NEW       DREYFUS          INC.
                                                 PRESERVATION    BALANCED     LEADERS  APPRECIATION      CLASS A
                                                     FUND          FUND        FUND        FUND           STOCK
                                                 ------------    --------     -------  ------------     --------
ADDITIONS TO ASSETS:
   Employee contributions                          $1,164,554   $355,446     $374,700   $320,469        $173,897
   Employer contributions                             177,712     47,327       44,566     43,797          23,300
   Dividend and interest income                       311,122     34,446       68,145     16,002           7,873
   Appreciation (depreciation) in fair value
      of assets                                           --      (2,302)     (67,791)    14,688         (19,631)
   Loan repayments                                     86,525     11,559       13,848      8,106           4,726
   Transfers in                                        66,947     40,439       97,878     48,840         157,567
                                                   ----------   --------     --------    --------        --------

   Total additions                                  1,806,860    486,915      531,346    451,902         347,732

DEDUCTIONS FROM ASSETS:
   Payments to retired and terminated
      participants and withdrawals                    598,823     66,921       66,290     39,422          31,473
   Loans issued                                       217,323     21,763       24,096     19,314            --
   Transfers out                                      286,462     31,745       58,091     27,011           8,843
                                                   ----------   --------     --------   --------        --------

NET ADDITIONS                                         704,252    366,486      382,869    366,155         307,416

ASSETS AVAILABLE FOR PLAN
    BENEFITS,

   Beginning of year                                5,231,297    502,857      479,442    437,093         390,429
                                                   ----------   --------     --------   --------        --------

   End of year                                     $5,935,549   $869,343     $862,311   $803,248        $697,845
                                                   ==========   ========     ========   ========        ========




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
    6. ADMINISTRATIVE COSTS

       Although not required under the terms of the Plan, personnel and facilities of the Employer have been used for its accounting and other activities at no charge to the Plan. Certain administrative costs incurred in connection with investment transactions and other activities are paid by the Employer.

                                   * * * * * *

                                    FORM 11-K

                                INDEX TO EXHIBITS


EXHIBIT NO.                                                     PAGE NO.
- -----------                                                     --------
   23              Consent of Independent Auditors



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